[Letterhead of Eversheds Sutherland (US) LLP]

January 25, 2022

VIA EDGAR

Megan Miller
Staff Accountant
Division of Investment Management
United States Securities and Exchange Commission
3 World Financial Center
New York, NY 10281

Re: Priority Income Fund, Inc.
Registration Statement on Form N-2
(File Nos. 333-261816 and 811-22725)

Dear Ms. Miller:

On behalf of Priority Income Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on January 4, 2022 regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-261816 and 811-22725) (the “Registration Statement”).

Accounting Comments

1.Please explain why the Fund did not file Form N-PX for the periods ended June 30, 2020 and June 30, 2021.

Response: The Fund apologizes for the oversight and, on January 7, 2022, filed its Form N-PX for the periods ended June 30, 2020 and June 30, 2021.

* * * * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc: M. Grier Eliasek, Prospect Capital Management L.P.